\                                                                 Exhibit (a)(7)

                                 April 29, 2003

To Our Shareholders:

               On behalf of the Board of Directors (the "Board") of Allcity Insurance Company, a New York corporation ("Allcity"), we are pleased to inform you that on April 29, 2003, Leucadia National Corporation, a New York corporation ("Leucadia"), commenced a cash tender offer (the "Offer ") to purchase, at a price of $2.75 per share, net to the seller in cash, without interest, all outstanding shares of Allcity's common stock, par value $1.00 per share (the "Common Stock") not already owned by Leucadia or its affiliates.

               The Offer is conditioned upon at least 265,886 shares of Common Stock being tendered and the other conditions set forth in the Offer to Purchase, dated April 29, 2003 (the "Offer to Purchase"). Assuming the minimum condition is satisfied, following completion of the offer Leucadia will beneficially own at least 95% of the outstanding common stock of Allcity. Following the successful consummation of the Offer and subject to the prior approval of the New York Insurance Department, Leucadia, directly, or indirectly through one of its subsidiaries, intends to acquire the shares of Allcity Common Stock that were not purchased in the Offer pursuant to a plan for the acquisition of minority interests in accordance with Section 7118 of the New York Insurance Law. The Offer and withdrawal rights are scheduled to expire at 5:00 p.m., New York City time, on Wednesday, May 28, 2003, unless the Offer is extended.

               THE BOARD OF DIRECTORS OF ALLCITY, BASED ON THE UNANIMOUS RECOMMENDATION OF THE SPECIAL COMMITTEE OF DIRECTORS OF ALLCITY NOT AFFILIATED WITH LEUCADIA, HAS (i) DETERMINED THAT THE OFFER IS FAIR TO AND IN THE BEST INTERESTS OF THE SHAREHOLDERS OF ALLCITY (OTHER THAN LEUCADIA AND ITS AFFILIATES), (ii) APPROVED THE OFFER AND (iii) RECOMMENDS ACCEPTANCE OF THE OFFER BY THE SHAREHOLDERS OF ALLCITY.

               Enclosed is Allcity's Solicitation/Recommendation Statement on
Schedule 14D-9 (the "Schedule 14D-9") that is being filed today with the Securities and Exchange Commission. Also enclosed is the Offer to Purchase together with related materials, including a Letter of Transmittal, to be used for tendering your shares in the Offer. These documents state the terms and conditions of the Offer and provide instructions as to how to tender your shares of Common Stock. We urge you to read these documents carefully in making your decision with respect to tendering your shares of Common Stock pursuant to the Offer.

                                     On behalf of the Board of Directors,

                                     /s/ Rocco J. Nittoli

                                     Chief Operating Officer